SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one):

[✓] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].
For the fiscal year ended December 30, 2001.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ______________ to ________________.

Commission file number 1-6961

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Central Newspapers, Inc.
Savings Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107

Financial Statements and Report of

Independent Certified Public Accountants

The Central Newspapers, Inc. Savings Plus Plan

December 31, 2001 and 2000

The Central Newspapers, Inc. Savings Plus Plan

Contents

Grant Thornton

Accountants and Management Consultants

Report of Independent Certified Public Accountants

Plan Administrator
The Central Newspapers, Inc. Savings Plus Plan

We have audited the accompanying statements of net assets available for plan benefits of the Central Newspapers, Inc. Savings Plus Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended and the supplemental schedule of assets held for investment purposes as of December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by our management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note C to the accompanying financial statements, the Plan has been terminated and all assets of the Plan have been distributed.

Our audits of the Plan's financial statements as of and for the years ended December 31, 2001 and 2000, were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2001, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Vienna, Virginia
May 17, 2002

Suite 375
2070 Chain Bridge Road
Vienna, VA 22182-2536
T 703.847.7500
F 703.848.9580
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

The Central Newspapers, Inc. Savings Plus Plan

Statements of Net Assets Available for Plan Benefits

December 31,	2001	2000
Assets		
Cash and cash equivalents	$ —	$ 405,107
Investments at fair value:		
Balanced Fund	—	15,394,705
Mid-Cap Growth Fund	—	39,815,461
Large Cap Growth Fund	—	35,108,434
Large Cap Value Fund	—	20,858,204
International Growth Fund	—	8,680,162
Stock Index 500 Fund	—	8,684,852
Stable Value Fund	—	6,170,728
Company Stock Fund	—	3,617,391
	—	138,329,937
Investments at contract value:		
Guaranteed investment contracts (GIC):		
Monumental Life, 6.62%, due March 30, 2007	—	10,755,234
UBS AG, 6.94%, due September 2, 2003	—	10,087,093
Allstate Life Insurance Company, 6.57%	—	9,785,476
State Street, 5.94%	—	6,169,312
Bankers Trust 5.80%, due May 14, 2004	—	4,856,131
Bank of America 6.36%, due February 13, 2004	—	4,709,719
Chase Manhattan 6.62%, due January 15, 2004	—	3,470,791
Monumental Life, 7.27%, due March 30, 2007	—	2,053,382
Metropolitan Life 7.12%, due November 11, 2003	—	2,020,074
John Hancock, 7.21%, due August 11, 2003	—	1,541,770
CDC, 4.89%, due December 12, 2002	—	1,505,006
GE Life & Annuity 7.50%, due March 3, 2003	—	1,068,629
GE Life, 7.22%, due August 12, 2002	—	1,027,885
Hancock, 4.75%, due March 1, 2005	—	622,675
	—	59,673,177
Accrued Income Receivable	—	342,606
Participant Loans Receivable	—	5,704,461
Total Assets	—	204,455,288
Liabilities	—	(413,388)
Net Assets Available for Plan Benefits	$ —	$ 204,041,900

The accompanying notes are an integral part of these statements.

The Central Newspapers, Inc. Savings Plus Plan

Statements of Changes in Net Assets Available for Plan Benefits

Year ended December 31,	2001	2000
Additions to Net Assets Attributed to:		
Investment Income		
Net (depreciation) appreciation in fair value of investments	$ (8,925,020)	$ 11,411,539
Interest Income	4,114,106	3,780,776
Dividends and capital gain distributions	251,930	3,381,370
	(4,558,984)	18,573,685
Contributions		
Employee	8,530,454	12,130,287
Employer	3,560,270	4,466,436
	12,090,724	16,596,723
Total Additions	7,531,740	35,170,408
Deductions from Net Assets Attributed to:		
Benefits Paid to Participants	(28,714,460)	(27,448,543)
Administrative Expenses	(713,887)	(589,509)
Total Deductions	(29,428,347)	(28,038,052)
Net (Decrease) Increase	(21,896,607)	7,132,356
Transfers to the Gannett Co., Inc. 401(k) Savings Plan	(182,145,293)	—
Net Assets Available for Plan Benefits, beginning of year	204,041,900	196,909,544
Net Assets Available for Plan Benefits, end of year	$ —	$ 204,041,900

The accompanying notes are an integral part of these statements.

NOTE A—SIGNIFICANT ACCOUNTING POLICIES

A summary of Central Newspapers, Inc. (the Company) Savings Plus Plan's (the Plan) significant accounting policies follows:

Basis of Accounting

The financial statements of the Plan were prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America required management to make estimates and assumptions that affected the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE B—DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees of Central Newspapers, Inc., Indianapolis Newspapers, Inc., Muncie Newspapers, Inc., Phoenix Newspapers, Inc., Alexandria Newspapers, Inc., Topics Newspapers, Inc., and Vincennes Newspapers, Inc., who have met certain eligibility requirements, were able to participate in the Plan. The Plan's investments were administered by the trustees of The Central Newspapers, Inc., Savings Plus Plan Trust.

On August 1, 2000, Gannett Co., Inc. (Gannett) acquired all of the outstanding common stock of Central Newspapers, Inc. including those shares that were part of the Plan's company stock fund. Therefore, the common stock of Central Newspapers, Inc. was no longer available as an investment option under the Plan as of August 1, 2000. These shares were converted to cash and were reallocated to the Stable Value Fund. Effective November 6, 2000, participant-directed investment options included a new Company Stock Fund consisting entirely of Gannett common stock.

Contributions

Participants were allowed to contribute up to 14 percent of their eligible compensation as defined in the Plan, subject to maximum contribution limits by the Internal Revenue Service. The matching contribution by the participating companies was 75 percent on the first 4 percent and 25 percent on the next 4 percent of participant eligible compensation.

NOTE B—DESCRIPTION OF PLAN—Continued

Participant Accounts

Participant-directed investment options included a Balanced Fund, a Mid-Cap Growth Fund, a Large Cap Growth Fund, a Large Cap Value Fund, an International Growth Fund, a Stock Index 500 Fund, a Stable Value Fund, and the Company Stock Fund consisting entirely of Gannett common stock. Participants were able to change investment allocations at any time. Proceeds from maturing fixed interest fund contracts were temporarily invested in repurchase agreements between contract years. Investment income and appreciation/depreciation on equity investments were allocated daily based on the participant's weighted average account balance. The value of each account was payable when the participant retires, dies, terminates employment or becomes totally disabled. Withdrawals were made by participants over age 59 ½ or for certain financial hardships. Hardship withdrawals were limited to aggregate participant contributions.

Vesting

Participants were immediately vested in their contributions and the Company's matching contributions plus actual earnings.

Payment of Benefits

Upon termination of employment, disability or death, participants or their beneficiaries were eligible to receive their benefits in a lump sum.

Cash and Cash Equivalents

Cash and cash equivalents consisted of funds held by the mutual fund companies and other investment custodians.

Loans

Loans were available in $500 increments with a minimum of $1,000. The maximum amount was the lesser of $50,000 or 50 percent of the participant's account balance. All loans were covered by demand notes and were repayable over a period not to exceed five years (except for loans for the purchase of a primary residence for which the payment terms shall not exceed 10 years) through payroll withholdings from active participants or periodic payments from other participants. Interest on the loans was based on the prime rate plus 2 percent.

Investment Options

Upon enrollment in the Plan, a participant was able to direct contributions in eight different investment options.

Participants were able to change their investment options at any time.

NOTE B—DESCRIPTION OF PLAN—Continued

Investment Valuation and Income Recognition

Balanced Fund, Mid-Cap Growth Fund, Large Cap Growth Fund, Large Cap Value Fund, International Growth Fund, Stock Index 500 Fund, Stable Value Fund, and Company Stock Fund—These funds were valued at quoted market prices and changes in the market value were recorded as net appreciation/depreciation in fair value of investments.

Guaranteed Investment Contracts (part of the Stable Value Fund)—Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans,* required defined contribution plan assets funded by investment contracts that were fully benefit responsive to be reported at contract value. "Contract value" represented contributions made under the contract, plus interest at the contract rate, less funds used to pay Plan benefits and administrative costs.

A market value adjustment was computed by calculating the difference between the current interest rate that would be earned by an account with the same risk factors and the actual interest rate being earned by the account. A market value adjustment of the fixed interest contract value was only recorded if the resulting market value is less than the contract value. For the years ended 2001 and 2000, contract value approximated the fair value. The average yield approximated the crediting interest rates for both 2001 and 2000.

NOTE C—PLAN TERMINATION AND MERGER

As of November 30, 2001 Central Newspapers, Inc. Saving Plan was terminated and then merged into the Gannett Co., Inc. 401(k) Savings Plan. $182,145,293 in assets from the CNI Savings Plan was transferred to the Gannett Savings Plan subsequent to November 30, 2001, including transfers in transit of $64,658 at December 31, 2001.

NOTE D—INCOME TAX STATUS

The Plan has received a favorable determination from the Internal Revenue Service qualifying the Plan for tax-exempt status under the applicable provisions of ERISA and the Internal Revenue Code.

NOTE E—PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest transactions included those with fiduciaries or employees of the Plan, any person who provided services to the Plan, an employer whose employees were covered by the Plan, an employee organization whose members were covered by the Plan, a person who owned 50 percent or more of such an employer or employee association, or relatives of such persons.

Party-in-interest transactions included investments in Company stock of Central Newspapers, Inc. or Gannett.

Supplemental Information

The Central Newspapers, Inc. Savings Plus Plan

Schedule of Assets Held for Investment Purposes

December 31, 2001

Description	Market Value

Note: There were no assets held for investment at December 31, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Central Newspapers, Inc.
Savings Plus Plan

Date: June 26, 2002

BY: /s/ Richard L. Clapp

Richard L. Clapp
Secretary, Gannett Benefit Plans Committee

Grant Thornton

Accountants and Management Consultants

Consent of Independent Certified Public Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-48202) of Gannett Co., Inc. of our report dated May 17, 2002, related to the financial statements of the Central Newspapers, Inc. Savings Plus Plan, which appears in this Form 11-K for the year ended December 31, 2001.

Grant Thornton LLP

Vienna, Virginia
June 25, 2002

Suite 375
2070 Chain Bridge Road
Vienna, VA 22182-2536
T 703.847.7500
F 703.848.9580
W www.grantthornton.com